EXHIBIT 12

INDIANA MICHIGAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,
	2002	2003	2004	2005	2006
EARNINGS
Income Before Income Taxes	$118,829	$130,696	$204,837	$228,082	$197,273
Fixed Charges (as below)	169,495	156,507	139,421	133,293	142,388
Total Earnings	$288,324	$287,203	$344,258	$361,375	$339,661

FIXED CHARGES
Interest Expense	$93,923	$83,054	$69,071	$65,041	$72,723
Credit for Allowance for Borrowed Funds Used During Construction	2,772	3,153	1,750	4,352	7,465
Estimated Interest Element in Lease Rentals	72,800	70,300	68,600	63,900	62,200
Total Fixed Charges	$169,495	$156,507	$139,421	$133,293	$142,388

Ratio of Earnings to Fixed Charges	1.70	1.83	2.46	2.71	2.38